82-34744

In accordance
with US-GAAP

interim group report as at 30 June 2004

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 4 bn
Number of shares: 353,019,720
100% free float



Germany
20%
Other Europe
19%
Employees
5%
Rest of World
1%
UK
31%
US/Canada
24%

Net income and RoE after tax



€ m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
14.8
22.3
29.4
34.1
137
236
370
253*
2001
2002
2003
06/2004

* € 201 m relate to continuing operations, and € 52 m to discontinued operations.

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1, A+
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–

Group figures (including discontinued operations)

	Q2 2004 € m	Q1 2004 € m	Q2 2003 € m	Change Q2 2004 to Q2 2003 € m	%
Earnings					
Net interest income	104	107	100	4	4.0
Net interest income incl. interest from trading derivatives	104	107	95	9	9.5
Net commission income	20	21	16	4	25.0
Income from sale of assets	8	97	34	-26	-76.5
Trading result	57	-32	4	53	
of which from securities and derivatives	66	-42	16	50	
of which from derivatives valuation	-9	10	-7	-2	
of which from interest	–	–	-5	5	
Total Revenues	**189**	**193**	**154**	**35**	**22.7**
Personnel expenditure	-24	-22	-17	-7	41.2
Other administrative expenditure	-15	-11	-9	-6	66.7
Depreciation on fixed assets	-2	-1	-1	-1	100.0
Administrative expenditure	**-41**	**-34**	**-27**	**-14**	**51.9**
Other income and expenditure	-3	–	-4	1	-25.0
Provision for loan losses	–	–	–	–	
Income before taxes	**145**	**159**	**123**	**22**	**17.9**
Income and deferred tax	-16	-34	-27	11	-40.7
Income after income taxes	**129**	**125**	**96**	**33**	**34.4**
Minority interest income	-1	–	-3	2	-66.7
Group net income	**128**	**125**	**93**	**35**	**37.6**
Key ratios					
Cost/income ratio	21.7%	17.6%	17.5%		
Earnings per share according to US-GAAP	0.37	0.37	0.27	0.10	37.0
Earnings per share (based on number of shares issued)	0.36	0.35	0.26	0.10	38.5
RoE after tax	32.8%	34.3%	30.9%		
Portfolio	**30.06.2004**	**31.03.2004**	**31.12.2003**	**Change 30.6.2004 to 31.12.2003**	
Public sector finance	147,346	139,046	138,935	8,411	6.1
Outstanding securities including loans taken up	83,039	78,133	74,970	8,069	10.8
Equity	1,586	1,535	1,378	208	15.1
Total assets	180,736	178,609	173,965	6,771	3.9

Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank, the activities of Deutsche Pfandbriefbank are classified as discontinued operations.

Contents

Group figures 1

Contents 3

Letter to Shareholders 4

Group balance sheet as at 30 June 2004 6

Group profit and loss account
for the period 1 January to 30 June 2004 8

Group statement of changes in shareholders' equity 9

Group cash flow statement 9

Quarterly performance of DEPFA BANK 10

Basis of Accounting 11

Disposal of DEPFA Deutsche Pfandbriefbank AG 11

Notes to the Group balance sheet and profit and loss account 11

(1) Loans and advances to banks 11
(2) Loans and advances to customers 12
(3) Debt securities and other fixed income securities 12
(4) Liabilities to banks 12
(5) Liabilities to customers 12
(6) Debt securities issued 13
(7) Net interest income 13
(8) Net commission income 13
(9) Trading result 14
(10) General administrative expenses 14
(11) Result from discontinued operations 14
(12) Incentive compensation programme 15

Segmental reporting 16

Reporting on financial instruments 17

Other details 17

Board of Directors 19

Addresses 20

Letter to Shareholders

Dear Shareholders,

DEPFA BANK maintained its strong growth momentum throughout the second quarter, setting yet another record with net quarterly income totalling € 128 million. Profits for the first half of 2004 thus already amount to more than two-thirds of the full-year results for 2003.

Based on these results, we will clearly outperform our initial net profit projections of around € 400 million. We are therefore increasing our guidance for the full 2004 financial year to a profit after taxes of more than € 450 million.

Total revenues for the second quarter amounted to € 189 million, up 23% over the second quarter of 2003. With a total of € 382 million (up 28% year-on-year), the half-year results show a similar trend. Net interest income, which was up by more than 20% year-on-year during the first six months, accounted for more than half of the Bank's revenues and was primarily driven by our on-balance sheet Budget and Infrastructure Finance businesses. The Bank's other sources of income also continued to perform strongly; in particular revenues from the placement of assets as well as commission income.
The continued expansion of both our product range and geographical reach was instrumental to these achievements.

A marked increase in costs was apparent, both for the second quarter and for the first six months. Administrative expenses totalled € 41 million for the second quarter (up 52% over Q2/2003), while the half-year figure of € 75 million was 39% higher year-on-year. This increase was predominantly due to variable compensation components for 2003, which were recognised in the profit and loss account for the first time in 2004. The remainder of the cost increase relates to recruitment of staff, both in Europe and in the US. The growth in other administrative expenses can be attributed to *inter alia* project expenses relating to the sale of the Pfandbriefbank.
The cost/income ratio for the second quarter was 21.7%.

Earnings per share in accordance with US GAAP amounted to € 0.37 in the second quarter (Q2/2003: € 0.27). At 32.8%, return on equity after taxes for the second quarter once again clearly exceeded our long-term target level of 20%.

The US market is growing more and more in importance for DEPFA as shown in the latest € 3 billion Asset Covered Securities issue, where the take-up by US investors once again exceeded 20%. In addition to expanding our funding base, we have focused on developing our US business in the areas of standby liquidity facilities, credit enhancement for municipal bodies, and debt financing of public-sector budgets.

Gerhard Bruckermann
Chairman und CEO

Thomas M. Kolbeck
Vice Chairman und Deputy CEO

Interim Report as at 30 June 2004
Group figures according to US-GAAP

Group balance sheet as at 30 June 2004
of DEPFA BANK plc

Assets (€ m)	30.06.2004	31.12.2003
Cash and balances with central banks	639	531
Loans and advances to banks	12,387	10,878
Loans and advances to customers	29,586	24,348
Debt securities and other fixed income securities	57,737	57,395
Equities and other non fixed income securities	79	56
Equity participations	1	5
Intangible assets	5	5
Property and equipment	10	9
Other assets	1,491	1,029
Accrued interest and prepaid expenses	2,864	2,484
Assets held for sale*	75,937	77,225
Total assets	**180,736**	**173,965**

* Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank AG, the assets and liabilities of Deutsche Pfandbriefbank are classified as held for sale (Note 11).

Shareholders' equity and liabilities (€ m)	30.06.2004	31.12.2003
Liabilities to banks	51,974	49,944
Liabilities to customers	3,434	6,351
Debt securities in issue	40,856	31,580
Other liabilities	4,818	5,835
Accrued interest and deferred income	2,798	2,262
Provisions	124	36
Hybrid capital	400	300
Liabilities held for sale*	74,746	76,279
Total liabilities	**179,150**	**172,587**
Equity		
Subscribed capital	104	103
Capital reserve	356	354
Retained earnings	1,050	838
Other comprehensive income	76	83
Total equity	**1,586**	**1,378**
Total shareholders' equity and liabilities	**180,736**	**173,965**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	37	43
Irrevocable loan commitments	11,124	6,930

* Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank AG, the assets and liabilities of Deutsche Pfandbriefbank are classified as held for sale (Note 11).

Group profit and loss account for the period 1 January to 30 June 2004 of DEPFA BANK plc

€ m	30.06.2004	30.06.2003
Interest receivable and similar income from		
lending and money market business	616	655
fixed income securities	1,195	748
Interest payable and similar expenses	-1,680	-1,309
Net interest income	**131**	**94**
Commission income	48	56
Commission expenditure	-6	-20
Income from sale of assets	**93**	**36**
Trading result	**20**	**51**
Operating income	**286**	**217**
General administrative expenses	-65	-37
Depreciation and amortisation of intangible assets and property and equipment	-1	-1
Other income and expenditure	8	-8
Operating results before provision for loan losses	**228**	**171**
Provision for loan losses	–	–
Income before taxes	**228**	**171**
Income and deferred taxes	-27	-19
Income after taxes	**201**	**152**
Minority interest	**–**	**–**
Group net income from continuing operations	**201**	**152**
Results from discontinued operations	**52**	**24**
Group net income	**253**	**176**
Weighted average number of ordinary shares	342,058,755	347,555,750
Earnings per share from continuing operations (€)	**0.59**	**0.44**
Earnings per share from discontinued operations (€)	**0.15**	**0.07**
Total earnings per share (€)	**0.74**	**0.51**
Diluted earnings per share (€)	**0.74**	**0.51**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from mark-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Accumulated effects of currency translation	Total 2004	Total 2003
Balance at 1 January	**103**	**354**	**838**	**85**	**1**	**-3**	**–**	**1,378**	**1,136**
Group net income			125					125	83
Other comprehensive income				37	–	-1		36	-28
Comprehensive income	**–**	**–**	**125**	**37**	**–**	**-1**	**–**	**161**	**55**
Purchase of shares for compensation scheme		-10						-10	-14
Share compensation cost	–	6						6	1
Balance at 31 March	**103**	**350**	**963**	**122**	**1**	**-4**	**–**	**1,535**	**1,178**
Group net income			128					128	93
Other comprehensive income				-47	4	–		-43	7
Comprehensive income	**–**	**–**	**128**	**-47**	**4**	**–**	**–**	**85**	**100**
Dividends			-41					-41	-35
Purchase of shares for compensation scheme		–						–	-14
Share compensation cost	1	6						7	3
Balance at 30 June	**104**	**356**	**1,050**	**75**	**5**	**-4**	**–**	**1,586**	**1,232**

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2004	2003
Cash & cash equivalents as of 1 January	680	645
Cash-flow from operating activities	-9	-597
Cash-flow from investing activities	-7,643	-9,220
Cash-flow from financing activities	7,661	9,907
Cash & cash equivalents as of 30 June	689	735

Quarterly performance of DEPFA BANK

	2004 € m		2003 € m (1)				Change Q2 2003 to Q2 2004	
	Q2	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income	65	66	52	59	57	37	8	14.0%
Net interest income incl. interest in trading derivatives	64	66	64	58	54	37	10	18.5%
Net commission income	20	22	27	31	16	20	4	25.0%
Income from sale of assets	7	86	4	7	18	18	-11	
Trading result	51	-31	50	7	25	26	26	
of which from securities and derivatives	66	-42	19	11	16	16	50	
of which from derivatives valuation	-14	11	19	-3	12	10	-26	
of which from interest	-1	–	12	-1	-3	–	2	
Total revenues	**143**	**143**	**133**	**104**	**116**	**101**	**27**	**23.3%**
Personnel expenditure	-20	-17	-12	-13	-14	-9	-6	42.9%
Other administrative expenditure	-19	-9	-22	-5	-6	-8	-13	216.7%
Depreciation on fixed assets	-1	–	–	-1	-1	–	–	
Administrative expenditure	**-40**	**-26**	**-34**	**-19**	**-21**	**-17**	**-19**	**90.5%**
Other income and expenditure	6	2	4	5	-3	-5	9	
Provision for loan losses	–	–	–	–	–	–	–	
Income before taxes	**109**	**119**	**103**	**90**	**92**	**79**	**17**	**18.5%**
Income and deferred tax	-9	-18	-18	-11	-11	-8	2	-18.2%
Income after income taxes	**100**	**101**	**85**	**79**	**81**	**71**	**19**	**23.5%**
Profit attributable to minority interests	–	–	-4	–	–	–	–	
Group net income from continuing operations	**100**	**101**	**81**	**79**	**81**	**71**	**19**	**23.5%**
Result from discontinued operations	28	24	20	14	12	12	16	133.3%
Group net income	**128**	**125**	**101**	**93**	**93**	**83**	**35**	**37.6%**

(1) The profit and loss account figures for 2003 are based on the DEPFA Group interim/annual reports, as reclassified for discontinued operations.

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2003 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new companies have been included in the consolidated financial statements for the period to 30 June 2004.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004, the Bank announced its intention to sell its German subsidiary DEPFA Deutsche Pfandbriefbank AG ('Deutsche Pfandbriefbank').

The results of Deutsche Pfandbriefbank are included in the Group Profit and Loss Account under result from discontinued operations and its assets and liabilities on the balance sheet are classified as held for sale. The comparative amounts for 2003 are also reclassified accordingly.

The result from discontinued operations and the carrying values of assets and liabilities classified as held for sale are disclosed in Note 11 to the financial statements.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2003. In order to conform with the current period's presentation, certain reclassifications have been made to the comparative figures. Assets and liabilities relating to discontinued operations have been classified as held for sale.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 June 2003 are based on the DEPFA Group interim report as at 30 June 2003, as reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	**30.06.2004**	**31.12.2003**
Public sector loans	3,579	2,008
Other loans and advances	8,785	8,865
Net deferred items	23	5
of which premiums	26	5
of which discounts	-3	–
Total	**12,387**	**10,878**
of which repayable on demand	2,172	2,970

(2) Loans and advances to customers

€ m	30.06.2004	31.12.2003
Public sector loans	29,333	22,976
Other loans and advances	202	1,310
Net deferred items	51	62
of which premiums	52	62
of which discounts	-1	–
Total	**29,586**	**24,348**

(3) Debt securities and other fixed income securities

€ m	30.06.2004	31.12.2003
Available for sale	57,236	56,850
Trading	501	545
Total	**57,737**	**57,395**

(4) Liabilities to banks

€ m	30.06.2004	31.12.2003
Deposits	11,230	10,876
Other liabilities	40,743	39,069
Net deferred items	1	-1
Total	**51,974**	**49,944**
of which due on demand	29	217

(5) Liabilities to customers

€ m	30.06.2004	31.12.2003
Deposits	2,446	4,723
Other liabilities	988	1,647
Net deferred items	–	-19
Total	**3,434**	**6,351**
of which due on demand	2	1

(6) Debt securities issued

€ m	30.06.2004	31.12.2003
Public sector covered bonds	16,130	10,180
Other debt securities	5,288	1,750
Money market securities	19,555	19,792
Net deferred items	-117	–142
Total	**40,856**	**31,580**

(7) Net interest income

€ m	30.06.2004	30.06.2003
Interest income from public sector finance	539	536
Interest income from other lending business and money market transactions	77	119
Interest income from fixed income securities	1,195	748
Interest expenditure for		
Asset covered bonds	-244	-60
Other debt securities	-61	-10
Borrowings	-37	-8
Hybrid capital	-14	–
Other banking transactions	-1,324	-1,231
Total	**131**	**94**

(8) Net commission income

€ m	30.06.2004	30.06.2003
Commission income from banking transactions	48	56
Commission expenditure from banking transactions	-2	-16
Other commission expenditure	-4	-4
Total	**42**	**36**

(9) Trading result

€ m	30.06.2004	30.06.2003
Securities and derivatives trading result	24	32
Valuation of derivatives / SFAS 133	-3	22
Net interest on trading derivatives	-1	-3
Total	**20**	**51**

(10) General administrative expenses

€ m	30.06.2004	30.06.2003
Personnel expenditure		
Wages and salaries	-35	-22
Social security costs	-2	-1
Other administrative expenditure	-28	-14
Total	**-65**	**-37**

(11) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

€ m	30.06.2004	30.06.2003
Operating result from discontinued operations:		
Net interest income	80	86
Other income	25	19
Total expenditure	-30	-44
Profit/(loss) before tax	75	61
Tax	-23	-37
Profit/(loss) after tax	**52**	**24**

The carrying values of assets and liabilities classified as held for sale are:

€ m	30.06.2004	31.12.2003
Cash and balances with central banks	50	149
Loans and advances to banks	6,959	7,589
Loans and advances to customers	36,942	38,437
Debt securities and other fixed interest securities	27,332	25,974
Equities and other non fixed income securities	–	1
Property and equipment	5	7
Other assets	2,013	2,040
Accrued interest and prepaid expense	2,636	3,028
Total assets	**75,937**	**77,225**
Liabilities to banks	8,871	7,694
Liabilities to customers	796	547
Debt securities in issue	57,240	59,909
Other liabilities	3,827	3,654
Accrued interest and deferred income	2,743	3,137
Provisions	170	232
Hybrid capital	1,083	1,083
Minority interest	16	23
Total liabilities	**74,746**	**76,279**

The above assets and liabilities are shown net of consolidation items.

No impairment provision is required in relation to the above carrying values, as, in the opinion of the directors, the fair value less the expected costs of sale exceed the carrying value.

(12) Incentive compensation programme

At 30 June 2004, the Trust established to purchase shares under the Group incentive programme held 10,646,200 shares of DEPFA BANK plc at a cost of € 72 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 June 2004 amounted to € 13 million.

Segmental reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", and "Other", based on the registered office or location of the respective Group company or branch office.

The geographical segment "Germany" relates entirely to discontinued operations and is therefore no longer presented.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account € m	Ireland		Other		Consolidation/ reconciliation		Total	
	30.06. 2004	30.06. 2003	30.06. 2004	30.06. 2003	30.06. 2004	30.06. 2003	30.06. 2004	30.06. 2003
Net interest income	105	64	25	33	1	-3	131	94
Net commission income	26	7	16	31	–	-2	42	36
Net result from sale of assets	86	24	8	11	-1	1	93	36
Net trading result	-11	20	31	34	–	-3	20	51
Total Income	**206**	**115**	**80**	**109**	**–**	**-7**	**286**	**217**
Administrative expenditure	-52	-21	-19	-17	6	1	-65	-37
Depreciation	-1	-1	–	–	–	–	-1	-1
Other income/expenditure	13	–	3	-8	-8	–	8	-8
Total Expenditure	**-40**	**-22**	**-16**	**-25**	**-2**	**1**	**-58**	**-46**
Operating Results before provisions for loan losses	**166**	**93**	**64**	**84**	**-2**	**-6**	**228**	**171**
Provision for loan losses	–	–	–	–	–	–	–	–
Income from continuing operations before taxes	**166**	**93**	**64**	**84**	**-2**	**-6**	**228**	**171**
Income tax	-20	-12	-7	-5	–	-2	-27	-19
Income from continuing operations after taxes	**146**	**81**	**57**	**79**	**-2**	**-8**	**201**	**152**
Minority interest income	–	–	–	–	–	–	–	–
Group net income continuing operations	**146**	**81**	**57**	**79**	**-2**	**-8**	**201**	**152**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 June 2004:

€ m	Nominal amount Residual maturity			
	<= 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	31,496	61,998	91,276	184,770
Interest rate futures and forward rate agreements	874	–	–	874
Interest rate options purchased	179	41	339	559
Interest rate options written	212	827	277	1,316
Other interest rate contracts	408	1,797	3,776	5,981
Foreign exchange forward contracts	8,872	–	–	8,872
Credit derivatives	150	2,571	2,715	5,436
Total	**42,191**	**67,234**	**98,383**	**207,808**

Other details

New commitments

€ m	30.06.2004	30.06.2003
Public sector finance	32,628	27,073
Other loans	1,221	1,029
Total	**33,849**	**28,102**

Primary sale of debentures including loans taken up

€ m	30.06.2004	30.06.2003
Public sector covered bonds	8,324	11,814
Other debentures	4,311	459
Loans taken up	1,936	254
Total	**14,571**	**12,527**

Average number of employees

	30.06.2004	30.06.2003
Total	**372**	**332**
of which part time employees	14	17

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	30.06.2004	31.12.2003
Core capital (Tier I)	1,510	1,563
Supplementary (Tier II)	1,259	1,159
Total regulatory capital	**2,769**	**2,722**

Capital adequacy ratios	30.06.2004	31.12.2003
BIS risk weighted assets (€ m)	14,056	12,316
Core capital ratio (Tier I)	10.7%	12.7%
Total capital ratio (Tier I + II)	**19.7%**	**22.1%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd) Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College Dublin

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
623 Fifth Avenue, 22nd Floor
New York, N.Y. 10022, United States
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street
Suite 1510
Chicago, IL 60602, United States
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331
Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia
Phone +357 22 396 300, Fax +357 22 396 399

Hong Kong Representative Office
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 420 79 93, Fax +31 20 555 4308

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

DEPFA BANK